Exhibit 10.1
EMPLOYMENT AGREEMENT
     This EMPLOYMENT AGREEMENT (“Agreement”) is made effective as of the 7th day of September 2010 (the “Effective Date”) between Willis North America Inc. (“Employer”), and Martin J. Sullivan (“Employee”).
     In consideration of the mutual covenants and promises contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1. Employment, Compensation and Benefits. Employer will pay Employee such compensation and benefits as are set forth in the offer letter attached as Exhibit A (the “Offer Letter”). Such compensation and benefits may, subject to the restrictions set forth in the Offer Letter, be changed by Employer pursuant to its normal compensation and benefit review procedures or from time to time.
2. Confidential Information and Work for Hire.
     a. Employer shall provide Employee with access to nonpublic Employer/Willis1 information to the extent reasonably necessary to the performance of Employee’s job duties. Employee acknowledges that all non-public information (including, but not limited to, information regarding Employer’s clients), owned or possessed by Employer/Willis (collectively, “Confidential Information”) constitutes a valuable, special and unique asset of the business of Employer/Willis. Employee shall not, during or after the period of his/her employment with Employer (i) disclose, in whole or in part, such Confidential Information to any third party without the consent of Employer or (ii) use any such Confidential Information for his/her own purposes or for the benefit of any third party. These restrictions shall not apply to any information in the public domain provided that Employee was not responsible, directly or indirectly, for such information entering the public domain without the Employer’s consent. Upon termination of Employee’s employment hereunder, Employee shall promptly return to Employer all Employer/Willis materials, information and other property (including all files, computer discs and manuals) as may then be in Employee’s possession or control.
     b. Any work prepared by Employee as an employee of Employer including written and/or electronic reports and other documents and materials shall be “work for hire” and shall be the exclusive property of the Employer. If, and to the extent that, any rights to such work do not vest in Employer automatically, by operation of law, Employee shall be deemed to hereby unconditionally and irrevocably assign to Employer all rights to such work and Employee shall cooperate fully with Employer’s efforts to establish and protect its rights to such work.
3. Employee Loyalty and Non-solicitation. Employee understands that Employee owes a duty of loyalty to Employer and, while in Employer’s employ, shall devote Employee’s entire business time and best good faith efforts to the furtherance of Employer’s legitimate business interests; provided, however, that, as previously disclosed to Employer/Willis, Employee is currently an advisor to certain businesses that do not compete with Employer/Willis, but Employee will resign from such roles as soon as practicable following the Effective Date, and in no event more than thirty (30) days

[1]	All references in this Employment Agreement to “Employer/Willis” shall be understood to refer to Employer and/or Employer’s parent companies and other affiliates, as well as their successors and assigns.

following the Effective Date. All business activity participated in by Employee as an employee of Employer shall be undertaken solely for the benefit of Employer. Employee shall have no right to share in any commission or fee resulting from such business activity other than the compensation referred to in paragraph 1. While this Agreement is in effect and for a period of one year following termination of Employee’s employment with Employer, Employee shall not, within the “Territories” described below:
a. directly or indirectly (i) solicit any employee of Employer/Willis (“Protected Employees”) to work for Employee or any third party, including any competitor (whether an individual or a competing company) of Employer/Willis or (ii) induce any such employee of Employer/Willis to leave the employ of Employer/Willis.
For purposes of this paragraph 3, “Territories” shall refer to those counties where the Protected Employees of Employer/Willis are present and available for solicitation.
4. Term and Termination. This Agreement shall commence upon the Effective Date and shall continue until terminated (i) by either party, with or without cause, upon thirty (30) calendar days prior written notice, (ii) immediately by Employer upon any willful misconduct or material breach by Employee of this Agreement, or (iii) immediately upon the Employee’s death or disability (as disability is defined in Employer’s Long Term Disability Benefits Plan). Should Employer give Employee thirty (30) days notice of termination, (i) Employee will not, thereafter, be entitled to access to the office premises of Employer and (ii) said thirty (30) calendar days shall be treated as four weeks’ pay for purposes of severance arrangements and/or calculating pay in lieu of prior notice. Paragraphs 2, 3, 5 and 7 shall survive termination of this Agreement.
5. Mandatory Binding Arbitration. Except for a claim beginning with a request for injunctive relief brought by Employer or Employee, Employer and Employee agree that any dispute arising either under this Agreement or from the employment relationship shall be resolved by arbitration — it is understood that disputes arising either under this Agreement or from the employment relationship shall be understood to include, but not be limited to, any and all disputes concerning any claim by the Employee against the Employer/Willis concerning or relating to (i) alleged illegal discrimination against the Employee in the terms and conditions of employment (including but not limited to any claim of alleged illegal discrimination on the basis of race, color, religion, sex, gender, national origin, age, physical disability and/or mental disability), (ii) alleged public policy violations, (iii) alleged wrongful employment termination and/or (iv) any other disputes arising from or in connection with the employment relationship. Each party expressly waives any right, whether pursuant to any applicable federal, state, or local statute, to a jury trial and/or to have a court of law determine rights and award damages with respect to any such dispute. The party invoking arbitration shall notify the other party in writing (the “Written Notice”). The parties shall exercise their best efforts, in good faith, to agree upon selection of a single arbitrator. If the parties are unable to agree upon selection of a single arbitrator, they shall so notify the American Arbitration Association (“AAA”) or another agreed upon arbitration administrator and request that the arbitration provider work with the parties to select a single arbitrator. The arbitration shall be (i) conducted in accordance with the American Arbitration Association’s National Rules for the Resolution of Employment Disputes, (ii) held at a location reasonably convenient to that office of the Employer at which the Employee had most recently been assigned and (iii) completed within six months (or within such other time as the parties may mutually agree) of the receipt of Written Notice by the party being notified. The arbitrator shall have no authority to assess punitive or exemplary damages as to any dispute arising out of or concerning the provisions of this Agreement or otherwise arising out of the employment relationship, except as and unless such damages are expressly authorized by otherwise applicable and controlling statutes. The arbitrator’s decision shall be final and binding and enforceable in any court of competent jurisdiction. To the extent permitted by applicable law, each party shall bear its own costs, including attorneys’ fees, and share all costs of the arbitration equally. Nothing provided herein shall interfere with either party’s right to seek or receive damages or costs as may be allowed by applicable statutory law.
6. Representations and Warranties. Employee represents and warrants:
     a. except as specifically previously disclosed by Employee to Employer, Employee is not subject to either an agreement with any former employer or otherwise or any court order, judgment or decree which places restrictions on Employee’s business activities and that if employee is subject to any of the foregoing, Employee will, by the earlier of the commencement date of employment or execution of the Agreement provide Employer with a copy of such agreement, order, judgment, or decree; and
     b. Employee has reviewed and will abide by the Employer/Willis Code of Ethics.
7. Miscellaneous. This Agreement, together with the Offer Letter, sets forth the entire agreement between the parties and supersedes any and all prior agreements and understandings regarding the subject matter herein. This Agreement may only be modified by a written instrument signed by both parties. If any term of this Agreement is rendered invalid or unenforceable by judicial, legislative or administrative action, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Except for notices by Employer to Employee which Employer chooses to hand deliver to Employee, any notices given pursuant to this Agreement shall be sent by first class US postal service or overnight courier service to the addresses set forth below (or, to the then current address of a party, with both parties agreeing to promptly provide the other party with written notice of any change in address). This Agreement shall be governed by the laws of the State of New York, without giving effect to its conflicts of law principles. The waiver by either party of any breach of this Agreement shall not operate or be construed as a waiver of that party’s rights upon any subsequent breach. This Agreement shall inure to the benefit of and be binding upon and enforceable against the heirs, legal representatives and assigns of Employee and the successors and assigns of Employer. Should Employee be transferred or reassigned from Employer to a parent company or affiliate of Employer, this Agreement shall be deemed to be automatically assigned by Employer to such new employer. Employee’s acceptance of Employee’s first payment of compensation from such new employer shall be deemed as Employee’s acknowledgement of (i) such assignment and (ii) the continuation of Employee’s employment pursuant to the terms and conditions of this Agreement. Monetary damages may not be an adequate remedy for Employee’s breach of paragraphs 2 or 3 of this Agreement and Employer may, in addition to recovering legal damages (including lost commissions and fees), proceed in equity to enjoin Employee from violating any of the provisions.

     IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement to become effective as of the date first above written.
EMPLOYEE: Martin J. Sullivan

/s/ Martin J. Sullivan

Date:	September 1, 2010
Address:	276 Quaker Road
Chappaqua, NY 10541
EMPLOYER: Willis North America Inc.
One World Financial Center
200 Liberty Street
New York, NY 10281-1003
BY:           /s/ Adam Ciongoli
TITLE:     Secretary

Exhibit A
Joseph J. Plumeri
Chairman & Chief Executive Officer
September 1, 2010
Strictly Personal & Confidential
Martin J. Sullivan
Dear Martin:
We are delighted to offer you the positions of Deputy Chairman of Willis Group Holdings Public Limited Company (the “Company”) and Chairman and Chief Executive Officer of Global Solutions. In your capacity as Deputy Chairman of the Company, you will be a member of the Company’s Executive Committee, to the extent the Committee continues to exists, and you will be eligible for the same equity grants which are periodically made available to the members of the Executive Committee, in accordance with and subject to the normal terms and conditions of the equity grants at issue.
All terms and conditions contained within this offer of employment are subject to the approval of the Company’s Board of Directors and such Board’s Compensation Committee (the “Compensation Committee”). In the roles set forth above, you will (i) report to the Company’s Chairman and Chief Executive Officer and (ii) work closely with the Company’s Group President. Your employing entity will be Willis North America Inc. (which is referred to hereafter as “Willis”) and your physical office will be located in New York, New York. Unless otherwise mutually agreed, your employment will commence on September 7, 2010. To accept this offer, please sign this letter where indicated below and return one copy of this letter at your earliest convenience.
This offer is contingent upon satisfactory results with respect to:
•	An executive officer background check; and

•	A standard drug screening test (arrangement details to be provided separately).
This offer is also conditioned upon your execution of a Willis Employment Agreement. For your convenience, a copy of the agreement you will be asked to sign is enclosed for your review. This document does not promise employment for a specified period — either you or Willis may terminate the relationship at any time, subject to the notice requirements of the Employment Agreement.

Compensation and benefits: While in Willis’ employ and provided that you sign and return this letter and your Willis Employment Agreement on or before date of hire, you will receive compensation and benefits as described below:
1.	Base Salary: Your salary will be $62,500 per month (less applicable withholdings), which is equivalent to $750,000 on a per annum basis, payable [semi-monthly] in accordance with Willis’ normal payroll practices applicable to similarly situated executives. You will be eligible for an annual salary review to be performed at the time Willis normally conducts annual salary reviews. Your compensation and benefits may be adjusted, in accordance with Willis’ normal compensation and benefits administration procedures, upon your annual review or from time to time; provided, however, that in no event may Willis reduce your base salary.

2.	Annual Incentive Plan (“AIP”):
A.	AIP — General Terms: You will participate in the Willis AIP under which you may become eligible to receive an annual AIP award. At Willis’ discretion, any AIP award to you may be made, in whole or in part, in the form of (i) restricted stock units of Willis Group Holdings Public Limited Company stock or other instruments (including, but not limited to, other forms of security instruments), any and/or all of which may be a form of deferred compensation and/or subject to vesting schedules and/or (ii) a restricted cash payment that is subject to a vesting schedule and/or repayment obligation under such circumstances as Willis may specify. Each of the foregoing forms of compensation will be subject to such other terms and conditions as Willis specifies, in accordance with Willis’ usual compensation practices and procedures (as may be modified from time to time). Subject to the terms and conditions of section 2.B below (regarding the amount of any AIP Award for year 2011), your participation in the AIP shall be subject to the AIP’s usual terms and conditions (as may be modified from time to time), including: (i) any distributions to you under the AIP shall rest in the discretion of Willis; (ii) you must be in the active employ of Willis at the time that any AIP award is normally paid in order to be eligible to receive such AIP award; and (iii) AIP distributions (including, but not limited to, those described below) are subject to being issued less legally required and applicable withholdings. Please be advised that your prorated AIP award for year 2010 (the “2010 AIP Award”) will be in an amount that is (a) no less than Two Hundred and Fifty Thousand Dollars ($250,000) and (b) no more than Three Hundred and Seventy Five Thousand Dollars ($375,000). The 2010 AIP Award will be issued to you no later than March 15, 2011, provided that you are in the active employ of Willis at the time your 2010 AIP Award is distributed.

B.	AIP Award — Calendar Year 2011: Subject to the other terms and conditions herein and provided you sign this letter agreement and your Willis Employment Agreement, your minimum AIP award for year 2011 (the “2011 AIP Award”) will be equal in value to (a) no less than Seven Hundred Fifty Thousand Dollars ($750,000) and (b) no more than One Million One Hundred Twenty Five Thousand Dollars ($1,125, 000). The 2011 AIP Award will be issued to you no later than March 15, 2012, provided that you are in the active employ of Willis at the time your 2011 AIP Award is distributed. Further provided that, at Willis’ discretion, the 2011 AIP Award may be issued, in whole or in part, in the form of (i) restricted stock units of Willis Group Holdings Public Limited Company stock or other instruments (including, but not limited to, other forms of security instruments), any and/or all of which may be a form of deferred compensation and/or subject to vesting schedules and/or (ii) a restricted cash payment that is subject to a vesting schedule and/or repayment obligation under such circumstances, and pursuant to such terms and conditions, as Willis may specify, which will in no event be less favorable in terms of mix of pay and terms and conditions than those applicable to similarly situated executives, and will reflect any more favorable terms of this offer letter. Each of the foregoing forms of compensation will be subject to such other terms and conditions as Willis specifies, in accordance with Willis’ usual compensation practices and procedures applicable to similarly situated executives (as may be modified from time to time).

C.	AIP Award Years 2012 and beyond: For calendar years 2012 and beyond, you will participate in the AIP pursuant to the terms and conditions of the AIP as described and contemplated in paragraph 2.A. above, with the actual amount of any AIP Award awarded to you resting in the discretion of Willis[1].
3.	Sign On Equity Award: Subject to the approval of the Company’s Compensation Committee, on the first trading day in that month which immediately follows the Compensation Committee’s next meeting following your date of hire (the “Grant Date”), you will be granted an equity award of 75,000 time vested restricted stock units (the “Sign On Equity Award”). Provided you are employed by Willis on each of the anniversary dates set forth below, the Sign On Equity Award will vest as follows:
•	33% on the 1st anniversary of the Grant Date;

•	33% on the 2nd anniversary of the Grant Date;

•	34% on the 3rd anniversary of the Grant Date.
Additional materials describing terms and conditions of the Sign On Equity Award will be provided to you under separate cover following the Grant Date — such materials will include (i) acceptance forms which you will need to execute to accept the Sign On Equity Award and (ii) a restrictive covenant agreement in such form as the Company typically requires in connection with such equity awards and such additional materials will provide that in the event of the termination of your employment by Willis without Cause (as defined below), all unvested Sign On Equity Awards will immediately become fully vested. If you do not sign and return the acceptance forms within the prescribed time limit, Willis and/or the Company may, in their respective discretion, cancel the Sign On Equity Award. Further, you cannot sell or otherwise dispose of the Sign On Equity Award for a period ending three (3) years from the Sign On Equity grant date without the prior consent of Willis and/or the Company. Notwithstanding the foregoing, you may sell or otherwise dispose of shares of Company stock acquired as a result of the vesting of Sign On Equity Awards in order to meet withholding obligations arising from the vesting of such awards, subject to prior written approval by the Company.

4.	Performance Equity Grant: Subject to the approval of the Company’s Compensation Committee, you will be entitled to receive 50,000 performance-based restricted stock units that will be earned subject to the achievement of performance targets established by

[1]	Nothing in this letter agreement shall be understood to imply or specify employment for any particular period of time. Employment shall be on an at-will basis, which means that either you or Willis may terminate the employment relationship at any time.

the Compensation Committee for the year 2011 (the “Performance-Based RSUs”). The actual performance targets (which shall be consistent with performance targets established for other executive officers), the grant date of the Performance-Based RSUs and the determination of whether such targets have been achieved, will be made by the Company’s Compensation Committee in accordance with its customary practices and procedures followed with respect to performance-based awards for the Company’s executive officers. Provided you are employed by Willis on each of the anniversary dates set forth below and subject to the applicable performance targets being achieved, the Performance-Based RSUs will vest as follows:
•	33% on the 1st anniversary of the grant date;

•	33% on the 2nd anniversary of the grant date;

•	34% on the 3rd anniversary of the grant date.
Additional materials describing terms and conditions of the Performance-Based RSUs will be provided to you under separate cover following the grant of the Performance-Based RSUs— such materials will include (i) acceptance forms which you will need to execute to accept the Performance-Based RSUs and (ii) a restrictive covenant agreement in such form as the Company requires in connection with such equity awards. If you do not sign and return the acceptance forms within the prescribed time limit, Willis and/or the Company may, in their respective discretion, cancel the Performance-Based RSUs. Further, you cannot sell or otherwise dispose of the Performance-Based RSUs for a period ending three (3) years from the vesting date of the first tranche of the Performance-Based RSUs without the prior consent of Willis and/or the Company. Notwithstanding the foregoing, you may sell or otherwise dispose of shares of Company stock acquired as a result of the vesting of Performance-Based RSUs in order to meet withholding obligations arising from the vesting of such awards, subject to prior written approval by the Company.

5.	General Benefits: You will be allowed to participate in those employee benefit programs which are generally made available by Willis to its associates, in accordance with and subject to the normal terms and conditions of those programs. A summary of Willis’ employee benefit programs will be provided for your review.

6.	Vacation: You will be allowed to accrue (in accordance with and subject to Willis’ vacation accrual policy) five (5) weeks of vacation per year, until such time as Willis’ policy allows you to accrue more than that number of weeks’ vacation per year.

7.	Prior Restrictive Agreements; Hold Harmless:

To the extent that you may have entered into an agreement with any prior employer that purports to place (or seeks to place) restrictions on your professional and business activities following your separation of employment from such prior employer (any such prior agreement, if any, being referred to below as a “Prior Restrictive Agreement”), you hereby represent and warrant that you have disclosed any and all such Prior Restrictive Agreements to Willis.

You agree and understand that if, in connection with any claimed violation of the terms of a Prior Restrictive Agreement, you incur liability or forfeit compensation or benefits that would otherwise have been paid or provided by a prior employer, neither Willis nor any of it affiliates

(nor any of their officers, directors, employees, attorneys, partners and agents) will have any obligation to make you whole or defend or indemnify you in connection with any such liability or forfeiture and you agree to hold harmless Willis and its affiliates for and from any losses or costs of any type that you may suffer and/or incur in connection with any claimed violation of the terms of a Prior Restrictive Agreement.

8.	Termination without Cause: If your employment is terminated by Willis without “Cause” (as defined below), you may be eligible, as determined in Willis’ sole discretion, to receive severance pay equivalent to twelve (12) months’ base salary (less applicable withholdings) to be paid over twelve (12) months, in semi-monthly installments, and the cost of COBRA Medical coverage premiums for the same period. To the extent Willis agrees to provide you with this severance pay, you will be required to sign a Severance Agreement and Release and contained within that Severance Agreement and Release, among other terms and conditions, will be a twelve (12) month restriction prohibiting you from soliciting, accepting, or performing insurance brokerage services, insurance agency, risk management for an insurance brokerage business, claims administration for an insurance brokerage business, consulting services for an insurance brokerage business performed by Willis from or with respect to certain clients and prospective clients of Willis and/or the Company. Notwithstanding anything to the contrary contained herein or in any other agreement between you and Willis and/or the Company, including without limitation any covenants contained in or entered into in connection with receipt of any equity or other incentive award or severance arrangement, in no event shall the restrictions contained herein or in any such other agreement restrict or limit your ability to provide services in any capacity in the insurance services industry, including without limitation the insurance and/or reinsurance underwriting businesses, other than the brokerage business and for all purposes the term “competitor” (or any similar term or concept) shall be limited to the insurance brokerage businesses (as described above) performed by Willis and/or the Company. If Willis determines not to provide you with the severance pay, you will not be subject to any restrictive covenants, other than your obligations with respect to confidential information.

Provided that Willis agrees to provide you with this severance pay, all other compensation and other benefits shall cease following such employment termination (except for any accrued salary due with respect to service provided prior to employment termination and except for any vested equity awards, including, without limitation, equity awards that vest upon your termination of employment, and accrued and vested incentive awards, if any, or other vested benefits, if any, payable in the future). If you ever become eligible to receive any severance payments described in this offer letter, you agree that (i) such severance payments will be subject to discontinuance at the Company’s and/or Willis’ discretion if you should violate the terms of any surviving restrictive covenants as set forth in the Severance Agreement and Release and (ii) your acceptance of any such payments shall constitute your knowing and voluntary waiver of any right or claim to receive severance benefits from Willis (or any of its affiliates) pursuant to any severance benefit plan (if any) that Willis (or any of its affiliates) may, at the time of your employment termination, maintain.

“Cause” for purposes of employment termination by Willis is defined as (i) your gross and/or chronic neglect of your duties, (ii) your conviction of a felony or misdemeanor involving moral turpitude, (iii) material willful dishonesty, embezzlement, fraud or other material willful misconduct by you in connection with your employment, (iv) the issuance of any final order for your removal as an associate of Willis by any state or federal regulatory agency, (v) your violation of the restrictive covenant provisions contained in your Employment Agreement with Willis or other agreement with the Company and/or Willis, (vi) your material breach of any material duty owed to the Company and/or Willis, including, without limitation, the duty of loyalty, (vii) your material breach of any of your other material obligations under your Employment Agreement with Willis or other agreement with the Company and/or Willis, (viii) any material breach of the Company’s/Willis’ Code of Ethics by you, (ix) your failure to achieve reasonable performance goals as specified by Willis or the Company, or (x) your failure to maintain any insurance or other license necessary to the performance of the duties of your position. Cause will not exist unless Willis first provides you with written notice of such alleged Cause, including specifying with particularity the conduct that is the basis for such alleged Cause, and will have provided you a period of no less than 30 days in which to cure such Cause, if curable. Cause will not include an immaterial, isolated instance of ordinary negligence or failure to act, whether due to an error in judgment or otherwise, if you have exercised substantial efforts in good faith to perform the duties reasonably assigned or appropriate to your position. You will not be entitled to severance pay of any type from Willis following employment termination for Cause.
It is Willis’ strict policy that no associate bring or use any confidential materials, proprietary materials or property (including, but not limited to, files, computer diskettes or other documentation or property) belonging to that person’s prior employer(s). By signing below, you acknowledge that you understand this policy and will comply with it.
Willis has assembled some of the best professionals in the insurance brokerage industry. We are convinced that your experience and expertise will help us maintain and enhance our reputation. We look forward to having you join the Willis team!
Sincerely,
/s/ Joseph Plumeri
Joseph Plumeri
Chairman and Chief Executive Officer

I, Martin J. Sullivan, hereby agree to accept employment with Willis North America Inc., as set forth above, and sign below with intent to be bound by the terms and conditions set forth above:

/s/ Martin J. Sullivan
SIGNATURE

Date: September 1, 2010